
                           UNITED STATES                         OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION        ---------------------
                        Washington, D.C. 20549            OMB Number:  3235-0058
                                                          Expires:  May 31, 1997
                                                      Estimated average burden
                              FORM 12b-25             hours per response ...2.50
                                                      -------------------------
                                                      -------------------------
                       NOTIFICATION OF LATE FILING     SEC FILE NUMBER
                                                            1-10512
(Check One):                                          -------------------------
                                                      -------------------------
                                                       CUSIP NUMBER
                                                            24507310
                                                      --------------------------

|X Form 10-K |_| Form 20-F |_| Form 11-K | | Form 10-Q |_| Form N-SAR

     For Period  Ended:  Twelve month Period Ended August 3, 1996 [ ] Transition
     Report on Form  10-K [ ]  Transition  Report  on Form  20-F [ ]  Transition
     Report on Form  11-K [ ]  Transition  Report  on Form  10-Q [ ]  Transition
     Report    on   Form    N-SAR    For   the    Transition    Period    Ended:
     _________________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant DEL GLOBAL TECHNOLOGIES CORP.
--------------------------------------------------------------------------------
Former Name if Applicable
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
          ONE COMMERCE PARK
--------------------------------------------------------------------------------
City, State and Zip Code
          VALHALLA, NEW YORK, 10595
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described  in  reasonable  detail in Part III of this
          form could not be eliminated without unreasonable | effort or expense;
  |X|   | (b) The subject annual  report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        | or portion thereof,  will be filed on or before the fifteenth calendar day following the  prescribed  due date; or the
        | calendar day following the prescribed due date;  and
        | subject  quarterly  report of transition report on Form 10-Q,  or
          portion  thereof  will be filed on or before the fifth | calendar  day
        following  the  prescribed  due  date;  and  | |  (c)  The  accountant's
        statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    MICHAEL TABER, V.P. FINANCE & SECRETARY   (914)            686-3600
    ---------------------------------------  ------------  ---------------------
                  (Name)                      (Area Code)    (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
    Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
    of 1940 during the  preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If answer is no,
    identify report(s). |X| Yes |_| No
    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    |_| Yes |X| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                          DEL GLOBAL TECHNOLOGIES CORP.
                 ----------------------------------------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 29, 1996                By: /s/Michael Taber
      ----------------                    ----------------------------------
                                        Michael Taber,
                                        Vice President Finance & Secretary,
                                        Chief Accounting Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------ATTENTION ------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                           GENERAL INSTRUCTIONS

1.   This form is  required by Rule  12b-25 (17 CFR  240.12b-25)  of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
    Commission,  Washington,  D.C.  20549,  in  accordance  with Rule 0-3 of the
    General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
    (ss.232.13(b) of this chapter).

                              RIDER TO FORM 12b-25
                              --------------------

As a result of a recent acquisition by the registrant, there is a delay in obtaining the necessary financial information needed to meet the filing requirements for Form 10-K both as to form and timeliness. Therefore, the registrant is not in a position to file the Form 10-K by the required filing date of November 1, 1996.